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EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1    Name and Address of Company

Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario
M5H 3S5

Item 2    Date of Material Change

May 29, 2006

Item 3    News Release

        A news release with respect to the material change referred to in this report was issued by the Corporation on May 29, 2006 and filed on SEDAR.

Item 4    Summary of Material Change

        Yamana Gold Inc. ("Yamana") announced that Glencairn Gold Corporation ("Glencairn") has agreed to purchase Yamana's producing La Libertad gold mine in Nicaragua and its 60% interest in the Cerro Quema gold deposit in Panama.

Item 5    Full Description of Material Change

Purchase of Assets

        Glencairn has agreed to purchase Yamana's producing La Libertad gold mine in Nicaragua and its 60% interest in the Cerro Quema gold deposit in Panama from Yamana for a total of 32 million common shares of Glencairn, 26 million of which relate to the acquisition of La Libertad and 6 million of which relate to the acquisition of the Cerro Quema interest. The transaction is conditional upon Glencairn completing an equity financing for minimum proceeds of C$12.5 million. Yamana has agreed to subscribe for C$2.5 million of this financing. After giving effect to the completion of the transaction (but before giving effect to the financing) Yamana would own approximately 37.8 million common shares of Glencairn representing approximately 18.4% of its shares outstanding. Yamana's pro forma share position includes 5.8 million shares of Glencairn currently held by Yamana. Yamana will have the right to participate in future Glencairn equity financings to maintain up to its pro rata interest in Glencairn. Yamana will also have the right to appoint a representative to the Glencairn Board of Directors provided that it maintains a greater than 10% interest in the company.

        The transaction is expected to close in late June 2006. Closing is conditional upon the execution of definitive agreements, the completion of the equity financing described above, confirmatory financial, corporate and legal due diligence, and the receipt of all requisite regulatory and third party approvals and consents. The transaction is not conditional on further technical due diligence review.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

        Not applicable.

Item 7    Omitted Information

        Not applicable.

Item 8    Executive Officer

        For further information, contact:

Peter Marrone
President & Chief Executive Officer
(416) 815-0220
E-mail: investor@yamana.com

Item 9    Date of Report

DATED as of this 31st day of May, 2006.

YAMANA GOLD INC.
By:	/s/ CHARLES MAIN Charles Main Chief Financial Officer

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